Exhibit 12.1
     For purposes of calculating the ratio of earnings to fixed charges, earnings consist of pretax income from continuing operations less undistributed earnings from unconsolidated affiliates (net of dividends) plus amortization of capitalized interest and fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest. The following table sets forth Core Laboratories N.V.’s ratio of earnings to fixed charges for each of the periods indicated:
CORE LABORATORIES AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

						Nine months ended
	Year ended December 31,					September 30,
	2001	2002	2003	2004	2005	2005	2006
Fixed Charges:
Interest on debt and capitalized leases	7,921,000	7,603,000	7,669,000	8,275,000	8,277,000	6,034,000	4,785,000
Amortization of debt discount and expense	544,000	247,000	168,000	255,000	685,000	228,000	86,000
Interest element of rentals	2,900,461	2,538,049	3,054,580	3,285,846	3,173,122	2,284,196	2,607,269

Total Fixed Charges	11,365,461	10,388,049	10,891,580	11,815,846	12,135,122	8,546,196	7,478,269

Earnings:
Consolidated net income	20,632,000	(9,062,000)	18,700,000	12,290,000	31,211,000	26,462,000	57,489,000
Addback:
Extraordinary charge/Cumm change in Acctg Principle	—	15,540,000	—	—	—	—	—
Loss from discontinued operation	2,810,000	3,116,000	2,092,000	15,732,000	506,000	—	—
Consolidated provision for income taxes	9,103,000	5,782,000	7,457,000	10,217,000	14,925,000	11,834,000	24,521,000
Fixed charges less interest capitalized	11,365,461	10,388,049	10,891,580	11,815,846	12,135,122	8,546,196	7,478,269

Subtotal Earnings	43,910,461	25,764,049	39,140,580	50,054,846	58,777,122	46,842,196	89,488,269
Less: Undistributed earning of less-than-50% owned affiliates	150,000	161,000	52,000	(265,000)	36,000	44,000	(53,000)

Total Earnings	43,760,461	25,603,049	39,088,580	50,319,846	58,741,122	46,798,196	89,541,269

Ratio (Earnings Divided by Fixed Charges)	3.9	2.5	3.6	4.3	4.8	5.5	12.0